Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2011		2010		2009		2008		2007
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$239,275		$202,968		$207,684		$172,810		$146,046
Other interest	2,354		2,624		12,136		12,426		4,714
Amortization of debt discount, premium and expense	3,729		2,547		2,337		1,942		1,765
Interest on lease agreements	1,264		1,484		3,641		6,341		6,392
Total Fixed Charges	246,622		209,623		225,798		193,519		158,917
Earnings before income taxes and undistributed income of equity method investees	830,561		479,636		468,611		618,848		417,305
Earnings available for fixed charges	$1,077,183		$689,259		$694,409		$812,367		$576,222
Ratio of earnings to fixed charges	4.37	x	3.29	x	3.08	x	4.20	x	3.63	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.